adidas

GROUP

RECEIVED
2008 MAR -7 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

[redacted]

Washington, D.C. 20549
USA

08001155

29.02.2008

adidas Salomon AG

SUPPL

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which are not published in that form on our website:

- Publication of Voting Rights Announcement of February 11, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 1)
- Publication regarding the availability of the Annual Report of February 13, 2008 through euro adhoc (Attachment No. 2).

If you need further information, please do not hesitate to contact me.

Kind regards,

Anja Smith

Anja Smith

Attachments

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

3/11

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: Capital Research and Management Company
Place: Los Angeles, CA 90071
State: USA

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

RECEIVED
2008 MAR -7 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05.02.2008

On February 4, 2008, Capital Research and Management Company, Los Angeles, USA notified us pursuant to section 21 paragraph 1 sentence 1 WpHG (German Securities Trading Act) of the following:

"On 31 January 2008, the stake of Capital Research and Management Company in the voting rights in Adidas AG, Adi-Dassler-Straße 1, 91074 Herzogenaurach, exceeded the threshold of 3 %. On that date, Capital Research and Management Company held 3.089 % in relation to all voting rights in Adidas AG (voting rights arising from 6,290,497 ordinary shares (Stammaktien)). Adidas AG has issued ordinary shares only.

3.089 % of all voting rights in Adidas AG (voting rights arising from 6,290,497 ordinary shares) were attributed to Capital Research and Management Company pursuant to section 22 (1) sent. 1 no. 6 WpHG."

Herzogenaurach, February 5, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

Rule 12g3-2(b) File No. 082-04278

euro adhoc: adidas AG / Annual Report / Announcement according to articles 37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

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The financial statement is available:

in the internet at: http://www.adidas-group.com/en/investor/_downloads/pdf/annual_reports/2007/GB_2007_en.pdf
in the internet on: 05.03.2008

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END